Exhibit 99.1

500.com Limited Announces Financial Results For the Second Quarter of 2015 and Changes to the Board

SHENZHEN, China, July 29, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the second quarter of 2015.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the second quarter of 2015. As a result, the Company recorded an operating loss for the second quarter of 2015.

Board Changes

On June 9, 2015, the Company entered into a purchase agreement with Tsinghua Unigroup International Co., Ltd. (“Tsinghua Unigroup”), for the issuance and sale to Tsinghua Unigroup of 63,500,500 newly issued Class A ordinary shares of the Company at a price of US$1.95 per share (corresponding to US$19.50 per American Depositary Receipt). Upon the closing of the transaction on June 29, 2015, Tsinghua Unigroup held 15.2% of the Company’s issued and outstanding ordinary shares. Pursuant to the purchase agreement, the Company’s board of directors, or the Board, appointed Mr. Weiguo Zhao, the chairman of the board of Tsinghua Unigroup, as a director of the Company.

Second Quarter 2015 Highlights

•	Total purchase amount was nil, compared with RMB1,305.5 million for the first quarter of 2015, and RMB2,093.2 million for the second quarter of 2014.
•	Net revenues were nil, compared with RMB98.8 million for the first quarter of 2015, and RMB156.1 million for the second quarter of 2014.

•	Operating loss was RMB96.4 million (US$15.5 million), compared with operating loss of RMB53.5 million for the first quarter of 2015, and operating profit of RMB59.5 million for the second quarter of 2014.
•	Non-GAAP operating loss was RMB45.7 million (US$7.4 million), compared with Non-GAAP operating loss of RMB14.6 million for the first quarter of 2015, and Non-GAAP operating profit of RMB67.3 million for the second quarter of 2014.
•	Net loss was RMB81.4 million (US$13.1 million), compared with net loss of RMB52.0 million for the first quarter of 2015, and net profit of RMB75.4 million for the second quarter of 2014.

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our results of operations and financial conditions of the second quarter of 2015. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system.To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

Second Quarter 2015 Operational Results

Due to the temporary suspension, no operational results were recorded and presented currently.

Second Quarter 2015 Financial Results

Net Revenues

Net revenues were nil, compared with RMB98.8 million for the first quarter of 2015, and RMB156.1 million for the second quarter of 2014.

Operating Expenses

Operating expenses were RMB96.9 million (US$15.6 million), representing a decrease of 2.5% from RMB99.4 million in the second quarter of 2014, and a decrease of 36.6% from RMB152.8 million during the first quarter of 2015. Operating expenses decreased year-over-year mainly due to a decrease in promotional and advertising expenses as a result of the temporary suspension. This decrease was partially offset by increased share-based compensation expenses associated with share options granted to the Company’s employees during the second quarter of 2015. The sequential decrease was primarily attributable to the temporary suspension throughout the second quarter of 2015 and also because the Company made a full bad debt provision of RMB30.3 million during the first quarter of 2015, after assessing the collectability of the account receivables.

Cost of services was RMB5.1 million (US$0.8 million), representing a decrease of 63.8% from RMB14.1 million during the second quarter of 2014, and a decrease of 58.9% from RMB12.4 million during the first quarter of 2015. The year-over-year and sequential decreases mainly resulted from declined account handling expenses related to the Company’s mobile distribution channels because of the temporary suspension since March 2015.

2

Sales and marketing expenses were RMB18.9 million (US$3.0 million), representing a decrease of 62.5% from RMB50.4 million during the second quarter of 2014, and a decrease of 58.6% from RMB45.6 million during the first quarter of 2015. The year-over-year and sequential decreases in sales and marketing expenses were mainly due to a decline in promotional activities as a result of the temporary suspension, as well as a decline in advertising expenses associated with the Company’s marketing campaign on TV and other media.

General and administrative expenses were RMB55.6 million (US$9.0 million), representing an increase of 113.0% from RMB26.1 million during the second quarter of 2014, and a decrease of 30.7% from RMB80.2 million during the first quarter of 2015. The year-over-year increase was mainly a result of increased share-based compensation expenses associated with share options granted to the Company’s employees. The sequential decrease was mainly because the Company made a provision of bad debt impairment of RMB30.3 million in the first quarter of 2015 but made no such provision in the current quarter. This decrease was partially offset by an increase in share-based compensation expenses.

Service development expenses were RMB17.3 million (US$2.8 million), representing an increase of 96.6% from RMB8.8 million during the second quarter of 2014, and an increase of 18.5% from RMB14.6 million during the first quarter of 2015. The year-over-year and sequential increases were mainly due to an increase in share-based compensation expenses associated with share options granted to the Company’s employees.

Operating Loss

Operating loss was RMB96.4 million (US$15.5 million), compared with operating profit of RMB59.5 million during the second quarter of 2014, and operating loss of RMB53.5 million during the first quarter of 2015. The Company did not generate any revenue from sports lottery sales in the second quarter of 2015 due to the temporary suspension, which materially affected the operating result of the second quarter of 2015. The sequential increase was mainly due to the temporary suspension as well as a rise in share-based compensation of RMB11.8 million in the second quarter of 2015. The increase was partially offset by the provision of bad debt impairment of RMB30.3 million that was recorded in the first quarter of 2015 and a decline in advertising and promotional activities of RMB26.0 million in the second quarter of 2015.

Non-GAAP operating loss was RMB45.7 million (US$7.4 million), compared with Non-GAAP operating profit of RMB67.3 million during the second quarter of 2014, and Non-GAAP operating loss of RMB14.6 million in the first quarter of 2015.

Net Loss

Net loss was RMB81.4 million (US$13.1 million), compared with net profit of RMB75.4 million during the second quarter of 2014, and net loss of RMB52.0 million during the first quarter of 2015. The changes were primarily attributable to the material adverse impact of the temporary suspension.

Non-GAAP net loss was RMB30.8 million (US$5.0 million), compared with Non-GAAP net income, which excludes share-based compensation expenses of RMB83.2 million, during the second quarter of 2014, and Non-GAAP net loss of RMB13.2 million during the first quarter of 2015.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were US$0.37 and US$0.37, respectively.

Non-GAAP basic and diluted net loss per ADS, which excludes share-based compensation expenses, were US$0.14 and US$0.14, respectively.

Cash and Cash Equivalents

As of June 30, 2015, the Company had cash and cash equivalents of RMB1,136.9 million (US$183.4 million), restricted cash1 of RMB12.3 million (US$2.0 million) and time deposits2 of RMB402.3 million (US$64.9 million), compared with cash and cash equivalents of RMB495.5 million, restricted cash of RMB12.3 million and time deposits of RMB254.2 million as of March 31, 2015.

1 Restricted cash represents government grants received but pending final clearance.

2 Time deposits represent six-month fixed-interest deposits with commercial banks.

3

Account Receivables

As of June 30, 2015, the Company had gross account receivables of RMB30.3 million (US$4.9 million), compared with RMB30.3 million as of March 31, 2015. The Company made a bad debt provision of RMB30.3 million during the first quarter of 2015, after assessing the collectability of the account receivables. In July, 2015, the Company subsequently collected account receivables of RMB1.79 million from one of the provincial sports lottery administration centers. As a result, the Company wrote back a bad debt provision of RMB1.79 million accordingly.

Prepayments and Other Current Assets

As of June 30, 2015, the balance of prepayment and other current assets was RMB51.6 million (US$8.3 million), compared with RMB244.8 million as of March 31, 2015. The balance as of June 30, 2015 mainly included: (i) the current portion of deferred expenses of RMB32.1 million (US$5.2 million); (ii) interest receivable of RMB3.7 million (US$0.6 million); (iii) receivables from third party payment service providers of RMB1.5 million (US$0.2 million); and (iv) other receivables of RMB14.2 million (US$2.3 million).

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Conference Call

500.com’s management will host an earnings conference call on Wednesday, July 29, 2015at8:00 a.m.U.S. Eastern Daylight Time (8:00 p.m. Beijing/Hong Kongthe same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WBAI

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through12:00 a.m.U.S. Eastern Daylight Time,August 6, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10069556

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 500.com’s website at http://www.500.com.

4

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2000 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2015.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

5

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi("RMB") and U.S. dollars("US$"), except for number of shares)

	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	485,556	1,136,923	183,375
Restricted cash	12,669	12,312	1,986
Time deposits	415,903	402,275	64,883
Short-term investments	70,182	200,000	32,258
Accounts receivable	74,445	1,790	289
Prepayments and other current assets	157,887	51,603	8,323
Deferred tax assets, current portion	39,761	48,066	7,753
Total current assets	1,256,403	1,852,969	298,867

Non-current assets:
Property and equipment, net	41,075	39,264	6,333
Intangible assets, net	3,354	3,588	579
Deposits	10,071	7,699	1,242
Long-term investments	6,652	51,858	8,364
Deferred tax assets, non-current	343	-	-
Other non-current assets	1,794	1,490	240
Total non-current assets	63,289	103,899	16,758

TOTAL ASSETS	1,319,692	1,956,868	315,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	30,634	13,746	2,217
Accrued expenses and other current liabilities	117,992	77,694	12,532
Income tax payable	9,250	408	66
Total current liabilities	157,876	91,848	14,815

Non-current liabilities:
Long-term payables	44,194	42,513	6,857
Total non-current liabilities	44,194	42,513	6,857

Total liabilities	202,070	134,361	21,672

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2014 and June 30, 2015; 254,844,582 and 330,432,272 shares issued as of December 31, 2014 and June 30, 2015, respectively	85	109	18
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2014 and June 30, 2015; 96,634,529 and 87,399,159 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively	36	33	5
Additional paid-in capital	1,106,234	1,961,612	316,389
Treasury shares	-	(8,773)	(1,415)
Accumulated other comprehensive income	22,637	14,379	2,319
Accumulated deficit	(11,370)	(144,853)	(23,363)
Total shareholders’ equity	1,117,622	1,822,507	293,953

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,319,692	1,956,868	315,625

6

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	156,137	98,845	-	-

Operating expenses:
Cost of services	(14,126)	(12,377)	(5,123)	(826)
Sales and marketing	(50,389)	(45,575)	(18,884)	(3,046)
General and administrative	(26,053)	(80,214)	(55,558)	(8,961)
Service development expenses	(8,790)	(14,593)	(17,339)	(2,797)
Total operating expenses	(99,358)	(152,759)	(96,904)	(15,630)
Other operating income	3,292	2,080	874	141
Government grant	157	243	213	34
Other operating Expense	(748)	(1,904)	(568)	(92)
Operating profit (loss)	59,480	(53,495)	(96,385)	(15,547)
Interest income	5,033	2,912	3,932	634
Interest expense	(120)	-	-	-
Loss from equity method investments	-	-	(195)	(31)
Changes in fair value of the structured deposit	-	1,267	(143)	(23)
Income (loss) before income tax	64,393	(49,316)	(92,791)	(14,967)
Income tax expense	11,010	(2,729)	11,353	1,831
Net income (loss)	75,403	(52,045)	(81,438)	(13,136)
Other Comprehensive Income (loss), net of tax
Foreign currency translation loss	(1,111)	(814)	(7,444)	(1,201)
Comprehensive Income (loss)	74,292	(52,859)	(88,882)	(14,337)

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	0.23	(0.15)	(0.23)	(0.04)
Diluted	0.21	(0.15)	(0.23)	(0.04)
Earnings (loss) per ADS*
Basic	2.28	(1.48)	(2.31)	(0.37)
Diluted	2.08	(1.48)	(2.31)	(0.37)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	331,116,713	351,510,694	352,320,449	352,320,449
Diluted	361,789,103	351,510,694	352,320,449	352,320,449

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

7

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating profit (loss)	59,480	(53,495)	(96,385)	(15,547)
Adjustment for share-based compensation expenses	7,790	38,856	50,652	8,170
Adjusted operating profit (loss) (non-GAAP)	67,270	(14,639)	(45,733)	(7,377)

Net income (loss)	75,403	(52,045)	(81,438)	(13,136)
Adjustment for share-based compensation expenses	7,790	38,856	50,652	8,170
Adjusted net income (loss) (non-GAAP)	83,193	(13,189)	(30,786)	(4,966)

Earnings (loss) per share for Class A and Class B ordinary shares (non-GAAP)
Basic	0.25	(0.04)	(0.09)	(0.01)
Diluted	0.23	(0.04)	(0.09)	(0.01)
Earnings (loss) per ADS* (non-GAAP)
Basic	2.51	(0.38)	(0.87)	(0.14)
Diluted	2.30	(0.38)	(0.87)	(0.14)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

8